Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Christie, Lyndell Ray	2. Issuer Name and Ticker or Trading Symbol THERMA-WAVE, INC. (TWAV)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give _X_ Other (specify title below) below) VP & CFO & Secretary
(Last) (First) (Middle) 425 Dunblane Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/06/ 2002
(Street) Walnut Creek, California 94598		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, Par Value $.01 per share	11/06/02		P		10,000	A	$0.860	24,550	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	$2.480						08/05/03	08/05/12	Common Stock, Par Value $.01 per share	7,100		7,100	D
Non-Qualified Stock Option (right to buy)	$4.000						08/10/99	08/10/08	Common Stock, Par Value $.01 per share	14,000		14,000	D
Non-Qualified Stock Option (right to buy)	$7.000						05/05/00	05/05/09	Common Stock, Par Value $.01 per share	3,750		3,750	D
Non-Qualified Stock Option (right to buy)	$13.400						07/27/02	07/27/11	Common Stock, Par Value $.01 per share	18,000		18,000	D
Non-Qualified Stock Option (right to buy)	$21.313						07/31/01	07/31/10	Common Stock, Par Value $.01 per share	20,000		20,000	D
Non-Qualified Stock Option (right to buy)	$4.000						08/10/00	08/10/08	Common Stock, Par Value $.01 per share	14,000		14,000	D
Non-Qualified Stock Option (right to buy)	$7.000						05/05/01	05/05/09	Common Stock, Par Value $.01 per share	3,750		3,750	D
Non-Qualified Stock Option (right to buy)	$4.000						08/10/01	08/10/08	Common Stock, Par Value $.01 per share	14,000		14,000	D
Non-Qualified Stock Option (right to buy)	$7.000						05/05/02	05/05/09	Common Stock, Par Value $.01 per share	3,750		3,750	D
Non-Qualified Stock Option (right to buy)	$4.000						08/10/02	08/10/08	Common Stock, Par Value $.01 per share	14,000		14,000	D
Non-Qualified Stock Option (right to buy)	$7.000						05/05/03	05/05/09	Common Stock, Par Value $.01 per share	3,750		3,750	D
Non-Qualified Stock Option (right to buy)	$4.000						08/10/03	08/10/08	Common Stock, Par Value $.01 per share	14,000		14,000	D
Explanation of Responses: Transaction Code V (Table 1), Voluntary transaction through Therma-Wave's Employee Stock Purchase Program (ESPP)
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ L Ray Christie **Signature of Reporting Person	11/06/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2